Exhibit 2.1
Execution Version

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of  June 26, 2023, among Cube BidCo, Inc., a Delaware corporation (“Parent”), Cube Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and CIRCOR International, Inc., a Delaware corporation (the “Company”), and this Amendment amends that certain Agreement and Plan of Merger, dated as of June 5, 2023, among the Parent, Merger Sub and the Company (the “Merger Agreement”).  Capitalized terms used in this Amendment but not defined herein shall have the meanings given such terms in the Merger Agreement. Notwithstanding Section 30 or Section 31 herein, for the avoidance of doubt, references in the Merger Agreement to “the date hereof” or “the date of this Agreement” are references to June 5, 2023, unless expressly modified or amended herein.

WHEREAS, in accordance with Section 7.7 of the Merger Agreement, the parties hereto wish to amend the Merger Agreement as specified herein.

NOW, THEREFORE, Parent, Merger Sub and the Company agree as follows:

1.	Amendment of Recitals. The fourth recital of the Merger Agreement is deleted and replaced in its entirety with the following:

“WHEREAS, on June 26, 2023, KKR North America Fund XIII SCSp (“Parent Sponsor”) duly executed and delivered to the Company a limited guaranty, dated as of June 26, 2023, in favor of the Company (the “Guaranty”); and”

2.	Amendment to Section 2.1(a). Section 2.1(a) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(a)  each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”, and each such share of Company Common Stock, a “Share” and, collectively, the “Shares”), immediately prior to the Effective Time (other than any Shares described in Section 2.1(b) and any Dissenting Shares) will be converted into the right to receive an amount in cash equal to $51.00, without interest (the “Merger Consideration”), and as of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable with respect to such Shares in accordance with Section 2.4;”

3.	Amendment to Section 4.14(a). Section 4.14(a) of the Merger Agreement is deleted and replaced in its entirety with the following:

“[Reserved]”

4.	Amendment to Section 4.14(b). Section 4.14(b) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(b)  Parent has delivered to the Company a true, complete and correct copy of the fully executed equity commitment letter dated as of June 26, 2023 (together with all exhibits, schedules and annexes thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), by and between Parent Sponsor and Parent, pursuant to which, upon the terms and subject to the conditions set forth therein, Parent Sponsor has agreed to invest in Parent the amounts set forth therein for the purpose of (x) delivering the aggregate Merger Consideration and all other amounts required to be paid under Article II of the Merger Agreement at Closing, (y) paying any fees and expenses required to be made by or on behalf of Parent or Merger Sub at Closing, and (z) repaying or refinancing any outstanding Indebtedness of Parent or Merger Sub or the Company and its Subsidiaries to the extent required in connection with the transactions described in the Merger Agreement or the Commitment Letters at Closing (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to enforce, the Equity Commitment Letter in connection with the Company’s exercise of its rights under Section 8.13.”

5.	Amendment to Section 4.14(c). Section 4.14(c) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(c)  As of June 26, 2023, the Equity Commitment Letter is in full force and effect and constitute the valid, binding and enforceable obligation of Parent or Merger Sub and Parent Sponsor, as applicable, and, to the Knowledge of Parent and Merger Sub, the other parties thereto, enforceable in accordance with their respective terms, except as enforcement may be limited by the Enforceability Exceptions. As of June 26, 2023, there are no conditions precedent related to the funding of the full amount of the Equity Financing, other than the conditions precedent expressly set forth in the applicable Commitment Letter. The Equity Commitment Letter has not been amended or modified in any manner prior to June 26, 2023, and the commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect prior to June 26, 2023, and, except as expressly permitted under Section 5.16(b), assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, no such termination, reduction, withdrawal or rescission is contemplated by Parent or Merger Sub or Parent Sponsor or, to the Knowledge of Parent and Merger Sub, any other party thereto. As of June 26, 2023, neither Parent nor Merger Sub is in default of or breach under the terms and conditions of any of the Commitment Letters, and, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, no event has occurred that, with or without notice, lapse of time or both would be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Equity Commitment Letter.”

6.	Amendment to Section 4.14(d). Section 4.14(d) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(d)  As of June 26, 2023, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, each of Parent and Merger Sub has no reason to believe that (i) any of the conditions precedent expressly set forth in the Equity Commitment Letter will not be satisfied on or prior to the Closing Date or (ii) the Equity Financing in the aggregate amounts contemplated by the Equity Commitment Letter will not be available to Parent and Merger Sub on the Closing Date. Each of Parent and Merger Sub acknowledges that Parent’s obligations under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s, their Affiliates’, or any other Person’s (including, for the avoidance of doubt, the Company or any of its Subsidiaries) ability to obtain the Equity Financing for the consummation of the Contemplated Transactions.”

7.	Amendment to Section 4.14(f). Section 4.14(f) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(f)  The Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide Parent or Merger Sub with cash proceeds on the Closing Date sufficient to enable Parent and Merger Sub to perform all of their payment obligations under this Agreement at the Closing, including to (i) deliver the aggregate Merger Consideration and all other amounts required to be paid under Article II, (ii) pay any fees and expenses required to be made by or on behalf of Parent or Merger Sub at Closing, and (iii) repay or refinance any outstanding Indebtedness of Parent or Merger Sub or the Company and its Subsidiaries to the extent required in connection with the transactions described in this Agreement or the Equity Commitment Letter. As of June 26, 2023, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, each of Parent and Merger Sub has no reason to believe that the representations and warranties contained in the immediately preceding sentence will not be true at and as of the Closing Date. Notwithstanding anything elsewhere in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Equity Financing contemplated by the Equity Commitment Letter) by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.”

8.	Amendment to Section 4.15. Section 4.15 of the Merger Agreement is deleted and replaced in its entirety with the following:

“Guaranty.  On June 26, 2023, Parent Sponsor delivered to the Company a true, complete and correct copy of the executed Guaranty. The Guaranty is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent Sponsor in favor of the Company, enforceable by the Company in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions. Parent Sponsor is not in default of or breach under any of the terms or conditions of the Guaranty, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default of on the part of Parent Sponsor under the Guaranty.”

9.	Addition of Section 4.18. The following Section 4.18 is hereby added to the Merger Agreement:

“Other Businesses. None of Parent, Merger Sub or any of their respective Affiliates (a) directly competes with or purchases goods or services from, or has direct or indirect capital or other interests of more than ten percent in any other corporation, partnership, limited liability company, joint venture or business organization that directly competes with or purchases goods or services from the Company or (b) has entered (or are in negotiations to enter) into any agreement or otherwise to acquire or make any investment in any corporation, partnership, limited liability company, joint venture or other business organization or any division or assets thereof, that directly competes with or purchases goods or services from the Company.”

10.	Amendment to Section 5.16(a). Section 5.16(a) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Equity Financing contemplated by the Equity Commitment Letter on or prior to the Closing Date on the terms and conditions described in the Equity Commitment Letter (subject to replacement thereof in accordance with Section 5.16(c)), including (i) maintaining in full force and effect the Equity Commitment Letter and complying with its obligations thereunder (subject to replacement thereof in accordance with Section 5.16(c)), and (ii) satisfying on a timely basis all conditions to the funding of the Equity Financing set forth in the Equity Commitment Letter no later than at the Closing. In the event that all conditions contained in the Equity Commitment Letter have been satisfied, Parent and Merger Sub shall use reasonable best efforts to cause Parent Sponsor to comply with their respective obligations thereunder, including to fund the Equity Financing. Parent and Merger Sub shall keep the Company informed in reasonable detail of the status of its efforts to arrange the Equity Financing and any other financing upon the written request of the Company and shall give the Company prompt written notice of (i) any breach by any party to the Equity Commitment Letter of any material provision which Parent or Merger Sub has become aware, or (ii) Parent’s or Merger Sub’s good faith belief, for any reason, that it may no longer be able to obtain all or any portion of the Equity Financing contemplated by the Equity Commitment Letter on the terms and conditions described therein.”

11.	Amendment to Section 5.16(b). Section 5.16(b) of the Merger Agreement is deleted and replaced in its entirety with the following:

“[Reserved]”

12.	Amendment to Section 5.16(c). Section 5.16(c) of the Merger Agreement is deleted and replaced in its entirety with the following:

“[Reserved]”

13.	Amendment to Section 5.16(d)(i). Section 5.16(d)(i) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(i) The parties hereto acknowledge that Parent may attempt to arrange third party debt financing for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”) and, if Parent so chooses to seek the Debt Financing, the Company shall use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Subsidiaries and their respective Representatives to provide, such customary cooperation as is reasonably requested by Parent in connection with the Debt Financing, including using reasonable best efforts to (A) upon reasonable prior written notice and at reasonable times, participate in a reasonable number of meetings, drafting sessions, rating agency presentations and lender due diligence presentations, in each case at times and locations to be mutually agreed (provided that Parent shall use reasonable best efforts to ensure that any such meeting, session or presentation shall be held via conference call to the extent requested by the Company); (B) assist in the preparation of customary bank information memoranda, lender presentations, rating agency presentations and other similar documents and materials in connection with the Debt Financing (the “Marketing Material”) and otherwise assist in the marketing efforts of Parent and its Debt Financing Sources; provided that no such Marketing Material shall be issued by the Company or its Subsidiaries (it being understood and agreed that the Company and its Subsidiaries shall not be required to provide information customarily delivered by an investment bank, agent bank or lender in the preparation of such bank information memoranda or similar documents); (C) assist with Parent’s preparation, negotiation and execution of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) and the pledging of collateral (it being understood that no such documents (other than customary authorization letters) or pledging of collateral will be effective until at or after the Closing); (D) make available to Parent, its advisors and its Debt Financing Sources such historical financial information and other historical pertinent information regarding the Company and each Subsidiary of the Company, in each case, as may be reasonably requested by Parent, including (I) the unaudited quarterly financial statements of the Company for each fiscal quarter of the Company ended after the Company Balance Sheet Date and at least forty-five (45) days prior to the Closing and the audited annual financial statements of the Company for any fiscal year of the Company ended after December 31, 2022 and at least ninety (90) days prior to the Closing, and (II) customary authorization letters (including customary representations with respect to accuracy of information and material non-public information); and (E) to the extent requested by Parent on behalf of the Debt Financing Sources no later than nine (9) Business Days prior to the Closing Date, furnishing, at least three (3) Business Days prior to the Closing, such documentation and other information required by any Governmental Body under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230). The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with any such Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company and/or its Subsidiaries or their reputation or goodwill.”

14.	Amendment to Section 5.16(d)(ii). Section 5.16(d)(ii) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(ii)      Notwithstanding the foregoing, neither the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.16: (A) that would require the Company or any of its Affiliates or any other Persons who are directors or officers of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing (other than those directors or officers continuing in such roles after Closing, and solely to the extent such resolutions or consents are not effective until at or after the Closing), (B) that would require the Company or any of its Subsidiaries or any of their respective Representatives to execute any document, agreement, certificate or instrument or take any other corporate action with respect to the Debt Financing (other than (x) customary authorization letters and (y) to the extent any director or officer of the Company or any of its Subsidiaries shall continue in such role following the Closing Date, such other document, agreement, certificate or instrument as may be reasonably requested in accordance with the provisions below, but with respect to this clause (y), solely to the extent not effective until at or after the Closing), (C) that could cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates or could cause any condition to the Closing to fail to be satisfied, (D) that would require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, Liability or obligation in connection with the Debt Financing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (E) that could cause any director, officer or employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (F) that could conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, any of their respective Organizational Documents as in effect as of the date hereof, or any applicable Law or Contracts (to the extent not entered into in contemplation of this Section 5.16(d)), (G) that provides access to or discloses information that the Company or any of its Affiliates reasonably determines could reasonably be expected to jeopardize any attorney-client privilege of, or conflict with any confidentiality obligations binding on, the Company or any of its Affiliates (so long as the Company has reasonably cooperated with Parent and used commercially reasonable efforts to permit disclosure to the extent permitted by such confidentiality obligations), (H) to prepare or deliver (x) any projections or pro forma financial statements, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information in connection with the Debt Financing, (y) any description of all or any component of any Debt Financing or (z) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (I) that could, in the reasonable opinion of the Company, unreasonably interfere with the ongoing business operations of the Company and its Subsidiaries’ business or (J) that could reasonably be expected to cause significant competitive harm to the Company or its Subsidiaries if the Contemplated Transactions are not consummated. All Confidential Information (as defined in the Confidentiality Agreement) provided by the Company or any of its Representatives pursuant to this Section 5.16 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to the Debt Financing Sources, other potential sources of capital, rating agencies and prospective lenders during syndication of the Debt Financing or any Alternative Financing, subject to such Persons entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities). Parent shall, promptly upon request by the Company, reimburse the Company and its Affiliates for all reasonable, documented and invoiced out-of-pocket fees, costs, expenses and Liabilities incurred by any of them or their respective Representatives in connection with fulfilling their respective obligations pursuant to this Section 5.16 (including reasonable, documented and invoiced out-of-pocket attorneys’ fees). Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the provisions contained in this Section 5.16 represent the sole obligations of the Company and any of its Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or any of its Affiliates with respect to the Contemplated Transactions, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. The Company shall be deemed to have complied with this Section 5.16(d) for the purpose of any condition set forth in Article VI, unless (i) the Company has committed an Intentional Breach of its obligations under this Section 5.16(d), (ii) Parent has notified the Company of such breach in writing in good faith, detailing in good faith reasonable steps that comply with this Section 5.16(d) in order to cure such Intentional Breach, (iii) the Company has not taken such steps or otherwise cured such breach with reasonably sufficient time prior to the Outside Date to consummate the Debt Financing, and (iv) the Debt Financing has not been consummated and the Intentional Breach by the Company is a proximate cause of such failure. Parent shall indemnify, defend and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the Financing or any other financing by Parent or any of its Affiliates (including the arrangement thereof) and any information used in connection therewith, in each case other than as a result of fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person. The reimbursement and indemnification obligations of Parent set forth in this Section 5.16(d) are referred to, collectively, as the “Reimbursement Obligations”.”

15.	Amendment to Section 7.2(b). Section 7.2(b) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(b)  the Effective Time has not occurred on or prior to March 5, 2024 (the “Outside Date”); provided, however, that if as of such date, any of the conditions set forth in Section 6.1(b) (solely to the extent that such order, decree, ruling or other action arises under the HSR Act or under any Antitrust Law or Foreign Investment Law) or Section 6.1(a) is not satisfied, then the Outside Date will automatically be extended until June 5, 2024 (the “First Extended Outside Date”) (and such date will then be the Outside Date); provided, however, that if as of First Extended Outside Date, any of the conditions set forth in Section 6.1(b) (solely to the extent that such order, decree, ruling or other action arises under the HSR Act or under any Antitrust Law) or Section 6.1(a) (solely with respect to the expiration or termination of any applicable waiting period under the HSR Act or any Foreign Regulatory Approvals (other than Foreign Investment Approvals)) is not satisfied, then the First Extended Outside Date shall automatically be extended until December 5, 2024 (and such date will then be the Outside Date), unless, prior to the First Extended Outside Date, the Company shall have notified Parent that it does not, in its sole discretion, wish to extend the Outside Date beyond the First Extended Outside Date in accordance with this proviso; provided, further, that the right to terminate this Agreement pursuant to this Section 7.2(b) will not be available to any party whose failure to fulfill any of its obligations under this Agreement (including Section 5.8) has been the primary cause of the failure of the Effective Time to have occurred on or prior to the Outside Date; or”

16.	Amendment to Section 7.5(a). Section 7.5(a) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(a)  In the event of termination of this Agreement pursuant to this Article VII, this Agreement (other than Section 5.2(b), this Section 7.5 and Article VIII and the Reimbursement Obligations set forth in Section 5.16(d)(ii), each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the Termination Fee is paid pursuant to Section 7.5(b) or where a Reverse Termination Fee is paid pursuant to Section 7.5(c), no such termination will relieve any Person of any liability for damages resulting from Fraud or any material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”); provided that, notwithstanding anything in this Agreement to the contrary, in no event shall the Parent Related Parties have any monetary liability or obligation (for clarity, including any Reverse Termination Fee, if payable) for an aggregate amount greater than the amount of the Damages Cap (or, solely in the case the Antitrust Reverse Termination Fee is payable, the amount of the Antitrust Reverse Termination Fee) plus any amount required to be paid pursuant to Section 7.5(g) plus the Reimbursement Obligations capped at the Reimbursement Obligations Cap.”

17.	Amendment to Section 7.5(b): “$28,000,000” in the definition of “Termination Fee” in Section 7.5(b) is amended and restated to be “$42,750,000”.

18.	Amendment to Section 7.5(c). Section 7.5(c) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(c)  In the event that:

(i) the Company terminates this Agreement pursuant to Section 7.3(a) or Section 7.3(c),

(ii) the Company or Parent terminates this Agreement pursuant to Section 7.2(b) and at such time the Company could have validly terminated this Agreement pursuant to Section 7.3(a) or Section 7.3(c), or

(iii) (x) (A) the Company terminates this Agreement pursuant to Section 7.2(a) (only as the result of a final and non-appealable order, decree, ruling or other final action arising under the HSR Act or under any Antitrust Law) or Section 7.2(b), (B) Parent terminates this Agreement pursuant to Section 7.2(a) (only as the result of a final and non-appealable order, decree, ruling or other final action arising under the HSR Act or under any Antitrust Law, and only then if at such time the right to terminate this Agreement would not be unavailable to the Company pursuant to the proviso in Section 7.2(a)) or (C) Parent terminates this Agreement pursuant to Section 7.2(b) (but only if at such time the right to terminate this Agreement would not be unavailable to the Company pursuant to the second proviso in Section 7.2(b)), (y) one or more of the conditions set forth in Section 6.1(a) (solely with respect to the expiration or termination of any applicable waiting period or any approvals under the HSR Act or any Antitrust Laws) or Section 6.1(b) (only as the result of a Law, order, injunction, or decree issued, enacted, entered, promulgated, or enforced (and still in effect) by any Governmental Body pursuant to any Antitrust Law) have not been satisfied or waived and (z) all of the other conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied (other than conditions that by their terms are to be satisfied by the delivery of documents or the taking of actions at the Effective Time and the Closing, each of which would be, at the time of termination of the Agreement, satisfied if the Effective Time and the Closing were to occur at such time) or waived, then, in any such case, Parent shall pay or cause to be paid to the Company a termination fee of (x) $100,000,000, in the case of a termination in accordance with clauses Section 7.5(c)(i) and (ii) (the “Financing Reverse Termination Fee”), or (y) $125,000,000, in the case of a termination in accordance with clause Section 7.5(c)(iii) (the “Antitrust Reverse Termination Fee”, and each of the Antitrust Reverse Termination Fee and the Financing Reverse Termination Fee shall be referred to herein as, a “Reverse Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by the Company no later than two (2) Business Days after such termination in the event of a termination by the Company and as a condition to termination in the event of a termination by Parent. Parent will not be required to pay both the Financing Reverse Termination Fee and the Antitrust Reverse Termination Fee, or the Antitrust Reverse Termination Fee more than once or the Financing Reverse Termination Fee more than once, in each case, pursuant to this Section 7.5(c). For the avoidance of doubt, any reference to a “Reverse Termination Fee” shall be deemed to be a reference to the Financing Reverse Termination Fee or the Antitrust Reverse Termination Fee, as applicable.”

19.	Amendment to Section 7.5(d). Section 7.5(d) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(d)  In no event shall Parent be entitled to both specific performance in accordance with Section 8.13 that results in the occurrence of the Closing and the payment of the Termination Fee (or monetary damages), and in no event shall the Company be entitled to both specific performance in accordance with Section 8.13 that results in the occurrence of the Closing and payment of a Reverse Termination Fee (or monetary damages).”

20.	Amendment to Section 7.5(e). Section 7.5(e) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(e)  Notwithstanding anything to the contrary in this Agreement, but subject to the next sentence, other than the Company’s injunctive, specific performance and equitable relief rights, as and only to the extent expressly permitted by Section 8.13, (i) the Company’s right to terminate this Agreement and receive payment of a Reverse Termination Fee (solely to the extent payable pursuant to Section 7.5(c)) (together with any amounts owed pursuant to Section 7.5(g)), and the Reimbursement Obligations, solely to the extent payable pursuant to Section 5.16(d), capped at the Reimbursement Obligations Cap from Parent (or Parent Sponsor under and in accordance with the Guaranty) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort, or otherwise) of the Company and any of its Affiliates against Parent, Merger Sub, the Parent Sponsor and any of its or their Affiliates or any of its or their respective former, current or future shareholders, assignees, controlling persons, directors, officers, employees, agents, attorneys, partners, members, managers, general or limited partners or Representatives (each, a “Parent Related Party”), or any Debt Financing Entities, for any and all losses, liabilities and damages that may be suffered based upon, resulting from, arising out of, or relating to this Agreement and the Financing, including the breach of any representation, warranty, covenant, or agreement in this Agreement, the termination of this Agreement, or the failure to consummate the Contemplated Transactions and (ii) other than the payment of a Reverse Termination Fee to the Company by Parent (or Parent Sponsor under the Guaranty) if and when due (as well as any amounts owed pursuant to Section 7.5(g)) and payment of the Reimbursement Obligations (capped at the Reimbursement Obligations Cap), no Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Financing, including the breach of any representation, warranty, covenant, or agreement in this Agreement, the termination of this Agreement, or failure to consummate the Contemplated Transactions. Notwithstanding the foregoing, (i) after termination of this Agreement, this Section 7.5(e) will not relieve Parent or Merger Sub from any liability for any Fraud or Intentional Breach of this Agreement, except that under no circumstances will the amount payable by Parent and Merger Sub under this Agreement (for clarity, including a Reverse Termination Fee, if payable) whether payable hereunder or by Parent Sponsor under the Guaranty exceed, in the aggregate, the amount of the Damages Cap (or, solely in the case the Antitrust Reverse Termination Fee is payable, the amount of the Antitrust Reverse Termination Fee) plus any amounts owed pursuant to Section 7.5(g) plus the Reimbursement Obligations Cap, (ii) in no event shall Parent be required to pay both damages under this Agreement and any Reverse Termination Fee and (iii) nothing contained in this Section 7.5(e) (notwithstanding the foregoing, subject in all cases to the last sentence of this Section 7.5(e)) shall limit the Company’s remedies under Section 8.13 or under the Confidentiality Agreement. In no event will the Company or any of the Company’s former, current and future Affiliates, shareholders, assignees, controlling persons, directors, officers, employees, agents, attorneys, partners, members, managers, general or limited partners or Representatives (each, a “Company Related Party”) seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award or damages (including consequential, special, indirect or punitive damages) against any Parent Related Party with respect to this Agreement, the Commitment Letters, the Guaranty or the Contemplated Transactions (including any breach by any Parent Related Party), the termination of this Agreement, the failure to consummate the Contemplated Transactions thereby or any claims, proceedings or actions under applicable Laws arising out of any such breach, termination or failure (including in the event of an Intentional Breach), other than the Company from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guaranty. For the avoidance of doubt, while the Company may pursue a grant of specific performance under Section 8.13 prior to termination of this Agreement and/or the payment of a Reverse Termination Fee or damages (subject to the limitations herein) under this Section 7.5 following the termination of this Agreement, under no circumstances shall the Company be permitted or entitled to receive from Parent both a grant of specific performance in accordance with Section 8.13 that results in the occurrence of the Closing, on the one hand, and payment of all or a portion of any Reverse Termination Fee (or any other monetary damages) (subject to the limitations herein), on the other hand.”

21.	Amendment to Section 8.13(b). Section 8.13(b) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(b)  Notwithstanding the parties’ rights to specific performance pursuant to Section 8.13(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages; provided that under no circumstances will a party be permitted or entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing and (y) monetary damages (including the Termination Fee, any Reverse Termination Fee or any monetary damages in lieu of specific performance).”

22.	Amendment to Section 8.13(c). Section 8.13(c) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(c)  In no event shall Parent be obligated to both (x) specifically perform the obligation to cause the Equity Financing to be funded and consummate the Closing and (y) pay any Reverse Termination Fee or any other monetary damages whatsoever. To the extent that any party hereto brings an Action to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Outside Date will automatically be extended to: (i) the twentieth (20th) Business Day following the final, nonappealable resolution of such Action; or (ii) such other time period established by the court presiding over such Action.”

23.	Amendment to Definition of “Alternative Financing”: The definition of “Alternative Financing” is hereby deleted.

24.	Amendment to Definition of “Commitment Letters”: “Section 4.14(b)” in the definition of “Commitment Letters” is amended and restated to be “Section 8.14”.

25.	Amendment to Definition of “Debt Commitment Letter”: “Section 4.14(a)” in the definition of “Debt Commitment Letter” is amended and restated to be “Section 8.14”.

26.	Amendment to Definition of “Debt Financing”: “Section 4.14(a)” in the definition of “Debt Commitment Letter” is amended and restated to be “Section 5.16(b)”.

27.	Amendment to Definition of “Definitive Debt Financing Agreements”: The definition of “Definitive Debt Financing Agreements” is hereby deleted.

28.	Amendment to Section 8.14(a). Section 8.14(a) of the Merger Agreement is deleted and replaced in its entirety with the following:

“(a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Entities, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including any commitment letter with respect to the Debt Financing (the “Debt Commitment Letter”), together with the Equity Commitment Letter, the “Commitment Letters”)) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof (each such court, the “Subject Courts”), and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such Subject Courts,”

29.	Amendment to Definition of “Damages Cap”: “$67,000,000” in the definition of “Damages Cap” is amended and restated to be “$100,000,000”.

30.
Effectiveness.  All of the provisions of this Amendment shall be effective as of the date hereof. Except as specifically provided for in this Amendment, all of the terms of the Merger Agreement shall remain unchanged and are hereby confirmed and remain in full force and effect.

31.
Effect of Amendment. Whenever the Merger Agreement is referred to in the Merger Agreement or in any other agreements, documents or instruments, such reference shall be deemed to be to the Merger Agreement as amended by this Amendment.

32.
Miscellaneous.  The provisions of Section 8.4 (Severability), Section 8.5 (Assignment), Section 8.7 (Governing Law), Section 8.8 (Headings), Section 8.9 (Counterparts), Section 8.11 (Jurisdiction; Waiver of Jury Trial), Section 8.12 (Service of Process), Section 8.13(a) and Section 8.13(b) (Specific Performance) and Section 8.15 (Interpretation) of the Merger Agreement are hereby incorporated herein by reference mutatis mutandis.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

CUBE BIDCO, INC.

By:	/s/ Josh Weisenbeck
Name: Josh Weisenbeck
Title: President

CUBE MERGER SUB, INC.

By:	/s/ Josh Weisenbeck
Name:Josh Weisenbeck
Title: President

[Signature Page to Amendment to Merger Agreement]

CIRCOR INTERNATIONAL, INC.

By:	/s/ Jessica W. Wenzell
Name: Jessica W. Wenzell
Title: Senior Vice President, General Counsel

[Signature Page to Amendment to Merger Agreement]